EXHIBIT 2.3

AMENDMENT NO. 2 TO MERGER AGREEMENT

THIS AMENDMENT NO. 2 TO MERGER AGREEMENT (this “Amendment”) is dated as of February 1, 2008, by and among LIFESCIENCES OPPORTUNITIES, INC., a Florida corporation (the “Company”), and DRTATTOFF, LLC, a California limited liability company (“Dr. Tattoff”).

WHEREAS, the parties entered into that certain Merger Agreement, dated as of September 7, 2007, by and among the Company and Dr. Tattoff, a copy of which is attached hereto as Exhibit A, as amended by that certain Amendment No. 1 to Merger Agreement dated as of October 5, 2007, a copy of which is attached hereto as Exhibit B, (the “Agreement”).

WHEREAS, the Company and Dr. Tattoff wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, for and in consideration of the mutual promises and covenants other agreements contained in this Amendment the Company and Dr. Tattoff hereby agree to amend the Agreement as follows:

1.  Defined Terms; Conflicting Documents. All capitalized terms used but not defined herein shall have the meaning set forth in the Agreement. In the event of any conflict between the Agreement and this Amendment, this Amendment shall prevail and govern.

2. Amendment to Section 2.1: Conversion of Capital Stock. Section 2.1 of the Agreement is deleted in its entirety and replaced with the following new Section 2.1:

“2.1. Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the parties or the registered holders of any shares of capital stock of the Company (each a “Company Shareholder,” and collectively, the “Company Shareholders”):

(a) The units of outstanding membership interest of Dr. Tattoff (the “Membership Interests”) to be set forth in Schedule 2.1(a) shall be converted into and become one (1) fully paid and non-assessable share of common stock, par value $0.0001 per share, of the Surviving Corporation (the “Company Common Stock”).

(b) The Membership Interests to be set forth in Schedule 2.1(b) shall be converted into and become fully paid and non-assessable shares of a series of preferred stock to be created by the Company prior to the Effective Time in a form satisfactory to Dr. Tattoff (“Preferred Stock”) and issued in the amounts to be set forth in Schedule 2.1(b).

(c) The number of shares of Company Common Stock and Preferred Stock issued to each member of Dr. Tattoff (each a “Member” and collectively the “Members”) in accordance with this Section 2.1 shall hereafter collectively be referred to as the “Merger Shares”. At the Effective Time, all Membership Interests of Dr. Tattoff shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each Dr. Tattoff Member shall cease to have any rights with respect thereto, except the right to receive the Merger Shares.

(d) No fraction of a share of Company Common Stock will be issued, but in lieu of such issuance, each Dr. Tattoff Member who would otherwise be entitled to a fraction of a share of Company Common Stock as a result of the conversion and exchange of shares contemplated by this Article II shall receive from the Company one (1) additional share of Company Common Stock. The fractional share interest of Dr. Tattoff Members shall be aggregated such that no Dr. Tattoff Member shall receive more than the one (1) share of Company Common Stock with respect to any interest in fractional shares.”

3. Amendment to Section 2.2: Exchange of Interests. The last sentence of Section 2.2(a) of the Agreement is deleted in its entirety and replaced with the following new sentence:

“All Merger Shares issued upon exchange of the Membership Interests of Dr. Tattoff in accordance with the terms hereof shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to such Merger Shares.”

4. Amendment to Section 7.1: Termination. Subsection (b) of Section 7.1 of the Agreement is deleted in its entirety and replaced with the following new Section 7.1(b):

“(b) by either the Company or Dr. Tattoff, by written notice to the other if, for any reason, the Closing has not occurred prior to the close of business on or before April 15, 2008; provided, however, that (i) the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to the Company or Dr. Tattoff, as applicable, if the party seeking to terminate the Agreement is responsible for the delay.”

5. Amendment to Section 8.1: Certain Definitions.

(a) The definitions of certain terms in the Agreement set forth below are hereby deleted in their entirety and replaced with the following new definitions:

“Member” and “Members” have the meaning set forth in Section 2.1(c).

“Merger Shares” has the meaning set forth in Section 2.1(c).

(b) The following new definition is inserted into the list of definitions in the Agreement in the appropriate alphabetical order:

“Preferred Stock” has the meaning set forth in Section 2.1(b).

6. Ratification. Except as specifically herein amended and modified, all terms and conditions of the Agreement remain unchanged and in full force and effect.

7. Incorporation of Changes. The parties hereto covenant and agree that the amendments contemplated in this Amendment shall be deemed to be incorporated by reference into and made a part of the Agreement.

[Signature Page Follows]

SIGNATURE PAGE TO AMENDMENT NO. 2 TO MERGER AGREEMENT

Please acknowledge your acceptance of the foregoing Amendment by signing and returning a copy to the undersigned whereupon it shall become a binding agreement between us.

LIFESCIENCES OPPORTUNITIES, INC.

By:	/s/ Roland Perry
Name: Roland Perry
Title: President

DRTATTOFF, LLC

By:	/s/ James Morel
Name: James Morel
Title: Chief Executive Officer